File No. 30 - 1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM U5S

ANNUAL REPORT

For the Year Ended December 31, 2000

Filed Pursuant to the Public Utility Holding Company Act of 1935

by

UNITIL CORPORATION

6 Liberty Lane West, Hampton, New Hampshire 03842-1720

ITEM 1
SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2000

Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value	Owner's Book Value
Unitil Corporation
Concord Electric Company (CECO)	131,745	100%	13,078,162	13,078,162
Exeter & Hampton Electric Company (E&H)	195,000	100%	14,027,337	14,027,337
Fitchburg Gas and Electric Light Company (FG&E)	1,244,629	100%	39,950,745	39,950,745
Unitil Power Corp. (UPC)	100	100%	570,422	570,422
Unitil Realty Corp. (URC)	100	100%	1,916,513	1,916,513
Unitil Service Corp. (USC)	100	100%	2,688	2,688
Unitil Resources, Inc. (URI) (Consolidated) (Note)	100	100%	1,880,450	1,880,450

Note - Unitil Resources, Inc. (Consolidated) is the parent of Usource, Inc. ( a wholly owned subsidiary) (see details below):
Unitil Resource, Inc.	100	100%	3,246,788	3,246,788
Usource, Inc.(Consolidated)	1	100%	1,744,794	1,744,794
Elimination of URI Investment in Usource, Inc.			(3,111,132)	(3,111,132)
Net Book Value of Unitil Resource, Inc. (Consolidated)			1,880,450	1,880,450

Note - Usource, Inc. (Consolidated) is the parent of Usource L.L.C.. ( a wholly owned subsidiary) (see details below):
Usource, Inc.	1	100%	3,814,700	3,814,700
Usource L.L.C.	N/A	100%	(458,773)	(458,773)
Elimination of Usource, Inc. Investment in Usource L.L.C.			(1,611,133)	(1,611,133)
Net Book Value of Usource, Inc. (Consolidated)			1,744,794	1,744,794

Note - Usource, Inc. and Usource L.L.C. are Exempt Telecommunications Companies (ECTS) under Section 34 of The Act.

ITEM 2

ACQUISITIONS OR SALES OF UTILITY ASSETS

Information concerning acquisitions or sales of utility assets by System companies not reported in a certificate filed pursuant to Rule 24.

NONE

ITEM 3.

ISSUE, SALE, PLEDGE, GUARANTEE, OR ASSUMPTION OF SYSTEM SECURITIES

Name of Issuer and Title of Issue	Name of Company Issuing, Selling, Pledging, Guaranteeing or Assuming	Brief Description of Transaction	Consideration	Authorization or Exemption
(1)	(2)	(3)	(4)	(5)

Unitil Corporation (UTL)			(000's)

	UTL	Issued on Various Dates, 22,916 Shares in Connection with the Company's Dividend Reinvestment and Stock Purchase Plan and Tax Deferred Savings and Investment Plan	$639	HCAR No. 35-25677

Short-term Bank Borrowings	UTL, CECo, E&H, FG&E, Service, Realty, Power, Resources	Bank Borrowings Made on Various Dates and Such Funds Lent to Affiliates Under the Unitil Cash Pool	(A)	HCAR No. 35-26328

(A)  Maximum borrowing authority is $35,000,000. Borrowings outstanding at December 31, 2000 were $32,500,000.

ITEM 4.

ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

Name of Issuer and Title of Issue	Name Of Company Acquiring, Redeeming, or Retiring Securities	Consideration	Extinguished (EXT) Distributed (D) or Held (H) For Further Disposition	Authorization or Exemption
(1)	(2)	(3)	(4)	(5)
		(In Whole Dollars)

Unitil Corporation (UTL)
Common Stock, No Par Value	Unitil Service Corp.		D & H (B)	HCAR No. 35-25951

Fitchburg Gas and Electric Light Company (FG&E)

Redeemable Preferred Stock $100 Par Value

5.125% Series	FG&E	$14,000	EXT

8.0% Series	FG&E	$53,500	EXT

(B)  Common Stock Purchased on the Open-Market to Satisfy Requirements of the Management Performance Compensation Program.

ITEM 5.
INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES AS OF DECEMBER 31, 2000

1.   Aggregate amount of Investments in persons operating in the retail service area.
Name of Company	Name of Issuer	Nature of Issuer's Business	Description of Securities	Number of Shares	Percent of Voting Power	Owner's Book Value (In Dollars)
(1)	(2)	(3)	(4)	(5)	(6)	(7)

CECo	Concord Regional Development Corp.	Economic Development	Common Stock	120	*	$3,000

E&H	Collin & Alkman Group	Retail	12% S. F. Debenture		*	$500
	Collin & Alkman Group Inc.	Retail	Capital Stock	3	*	$6

FG&E	Ames Department Store	Retail	Cum. Preferred Stk.	32	*	$170
	Massachusetts Business Development Corp.	Economic Development	Common Stock	350	*	$3,500

	Boundary Gas, Inc.	Gas Distribution	Common Stock	0.57	*	$57

	None

2.   Securities owned not included in 1 above.

During 1999 and 2000, Unitil acquired an approximate 9% equity interest in Enermetrix, formerly known as North American Power Brokers, Inc. Enermetrix is an Exempt Telecommunications Company (ECTS) under Section 34 of The Act. The total investment is recorded "at cost" on the balance sheet as Other Property and Investments and is approximately $5.4 million. Enermetrix is a privately held company that has been financed by four rounds of private equity capital. Unitil has participated in three of these rounds of financing.

ITEM 6

OFFICERS AND DIRECTORS OF UNITIL CORPORATION AND SUBSIDIARIES

Part I.   As of December 31, 2000:

LEGEND OF ABBREVIATIONS
CB	Chairman of the Board
D	Director
CEO	Chief Executive Officer
P	President
COO	Chief Operating Officer
CFO	Chief Financial Officer
SEVP	Senior Executive Vice President
EVP	Executive Vice President
SVP	Senior Vice President
VP	Vice President
T	Treasurer
S	Secretary/Clerk
C	Controller

Name and Business Address	Unitil	CECo	E&H	FG&E	USC	URC	UPC	URI	Usource
Robert G. Schoenberger 6 Liberty Lane West Hampton, NH 03842	D, CB, CEO	D	D	D	D	D	D	D,P	D,P
Michael J. Dalton 6 Liberty Lane West Hampton, NH 03842	D, P, COO	D, P	D, P	D, P	D, SEVP		D
Anthony J. Baratta, Jr. Liberty Lane West Hampton, NH 03842	SVP, CFO				D, P	D,P		D
William E. Aubuchon, III 95 Aubuchon Drive Westminster, MA 01473	D	D	D	D
Albert H. Elfner, III 53 Chestnut Street Boston, MA 02108	D	D	D	D
Ross B. George 12 Treehaven Lane Austin, TX 78738	D	D	D	D
Bruce W. Keough P.O. Box 1052 Dublin, NH 03444	D	D	D	D
Eben S. Moulton 128 Brattle Street Cambridge, MA 02138	D	D	D	D
M. Brian O'Shaughnessy One Revere Park Rome, NY 13440	D	D	D	D
J. Parker Rice, Jr. 247 Russell Hill Road Ashburnham, MA 01430	D	D	D	D
Charles H. Tenney III P.O. Box 428 Sherborn, MA 01770	D	D	D	D
Joan D. Wheeler 5 Wallingford Road Marblehead, MA 01945	D	D	D	D
George R. Gantz 6 Liberty Lane West Hampton, NH 03842					SVP, D	D		D
David K. Foote 6 Liberty Lane West Hampton, NH 03842				SVP	VP		D, P
Raymond J. Morrissey 6 Liberty Lane West Hampton, NH 03842					VP				D, VP, S
Mark H. Collin 6 Liberty Lane West Hampton, NH 03842	T, S	T	T	T	D, VP, T,	D, T	D, T	VP, T
Richard Heath One McGuire Street Concord, NH 03302		VP	VP
Antonio D. Aguiar 6 Liberty Lane West Hampton, NH 03842								D
Glenn D. Appleton 6 Liberty Lane West Hampton, NH 03842					VP
Todd R. Black 6 Liberty Lane West Hampton, NH 03842					VP			VP
Frederick J. Stewart 6 Liberty Lane West Hampton, NH 03842					VP
Thomas E. Smith 6 Liberty Lane West Hampton, NH 03842					VP
Laurence M. Brock 6 Liberty Lane West Hampton, NH 03842					VP				D, VP, T
Stephen J. Curran 6 Liberty Lane West Hampton, NH 03842		C	C	C
Sandra L. Whitney 6 Liberty Lane West Hampton, NH 03842		S	S	S	S	S	S	S	S

Part II.   Each officer and director with a financial connection within the provisions of Section 17(c) of the Act are as follows:
Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption Rule
(1)	(2)	(3)	(4)
Eben S. Moulton	Seacoast Capital Corporation Danvers, MA	President	70(c)

Part III.   The disclosures made in the System companies' most recent proxy statement and annual report on Form 10-K with respect to items (a) through (f) follow:

(a)   COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Directors' Compensation

In 2000, members of the Board of Directors who are not officers of Unitil or any of its subsidiaries received an annual retainer fee of $7,000 in cash and $5,500 in Unitil Common Stock, and $500 for each Board meeting attended. Members of the Executive Committee, who are not officers of Unitil or any of its subsidiaries, received an annual retainer fee of $3,000 and $400 for each meeting attended. The Chairman of the Executive Committee received an annual retainer fee of $15,000, and $400 for each meeting attended. Members of the Audit Committee and Compensation Committee receive an annual retainer fee of $1,000 and $400 for each meeting attended. The Chairman of the Audit Committee and the Chairman of the Compensation Committee received an annual retainer fee of $2,000, respectively, and $400 for each meeting attended. Those Directors of Unitil who also serve as Directors of CECo, E&H or FG&E and who are not officers of Unitil or any of its subsidiaries receive a meeting fee of $100 per subsidiary meeting attended and no annual retainer fee from CECo, E&H or FG&E. All Directors are entitled to reimbursement of expenses incurred in connection with attendance at meetings of the Board of Directors and any Committee on which they serve.

As part of the Company's overall support for charitable institutions, the Company has a program which provides a perpetual gift of $1,000 annually to the Greater Seacoast United Way ("United Way") on behalf of each Director who retires from the Board. The Director(s) receive no financial benefit from this program as the charitable deductions accrue solely to the Company. In 2000, two Directors retired from the Board.

In 1999, the Board of Directors approved the Unitil Corporation Directors' Deferred Compensation Plan ("Deferred Plan") for the purpose of allowing non-employee members of the Board to defer payment of all or a specified part of compensation for services performed as Directors. The Deferred Plan is administered by the Compensation Committee and stipulates that eligible Directors may elect to defer all or a portion of their cash retainer and meeting fees. Separate accounts are maintained for each Director participant, which are unfunded liabilities of the Company. Additionally, accounts are credited monthly with interest based on the current rate of 60-month Treasury bills. Funds contributed and interest credited is tax deferred until withdrawn from the Deferred Plan. Director participants may elect to withdraw funds from the Deferred Plan after a fixed amount of time, upon resignation or retirement from the Board, upon death or disability, or upon a Change in Control. Withdrawals may be taken in cash, either in one lump sum or in a series of installments. During 2000, no Directors participated in the Deferred Plan.

Executive Compensation

The tabulation below shows the compensation Unitil Corporation, or any of its subsidiaries, has paid to its Chief Executive Officer and its most highly compensated officers whose total annual salary and bonus were in excess of $100,000 during the year 2000.

						Long-Term Compensation
		Annual Compensation				Awards			Payouts
Name and Principal Position (1)	Year	Salary ($)		Bonus ($)(2)	Other Annual Comp ($)	Restricted Stock Awards ($)	Options (#)		LTIP Payouts	All Other Compensation ($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)		(h)	(i)

Robert G. Schoenberger	2000	278,004		80,115	-	-	20,000	(3)	-	5,639	(5)
Chairman of the Board &	1999	267,048		109,415	-	-	20,000	(4)	-
Chief Executive Officer	1998	245,003		-	-	-	-		-
					-	-	-		-
Michael J. Dalton	2000	206,484		47,880			10,000	(6)		5,880	(8)
President & Chief	1999	199,500		67,882			10,000	(7)
Operating Officer	1998	190,005		67,959	-	-	-		-
					-	-	-		-
Anthony J. Baratta, Jr. (9)	2000	167,098		33,390	-	-	5,000	(11)		5,619	(13)
Senior Vice President & Chief	1999	159,078		33,606	-	-	10,000	(12)	-
Chief Financial Officer	1998	107,501	(10)	-	-	-	-		-
					-	-	-		-
George R. Gantz	2000	138,372		23,836	-		2,500	(14)		4,321	(16)
Senior VP,	1999	132,420		32,261	-		2,500	(15)	-
Unitil Service	1998	120,399		39,314	-		-		-
					-	-	-		-
Mark H. Collin	2000	107,000		15,882	-		1,500	(17)	-	3,881	(19)
Treasurer & Secretary	1999	90,761		14,278	-		1,500	(18)	-
	1998	83,738		18,008	-	-	-		-

NOTES:

(1)   Officers of the Company also hold various positions with subsidiary companies. Compensation for those positions is included in the above table.

(2)   Bonus amounts reflected are comprised of the Unitil Management Incentive Plan ("Incentive Plan") cash awards paid in February, 2000, for 1999 results. The terms of the Incentive Plan provide a cash incentive opportunity if the Company meets certain pre-established performance targets (see "Other Compensation Arrangements").

(3)   Options were granted in January 2000, under the 1998 Stock Option Plan ("Option Plan"). Options will vest at a rate of 25% in year one, 25% in year two and 50% in year three, following the date of the grant. As of February 2001, 5,000 options are vested and exercisable.

(4)   Options were granted in March 1999, under the Option Plan. Options will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the date of the grant. As of February 2001, 5,000 options are vested and exercisable.

(5)   All Other Compensation for Mr. Schoenberger for the year 2000 includes 401(K) company contribution and Group Term Life Insurance payment valued at $5,100 and $539, respectively.

(6)   Options were granted in January 2000, under the Option Plan. Options will vest at a rate of 25% in year one, 25% in year two and 50% in year three, following the date of the grant. As of February 2001, 2,500 options are vested and exercisable.

(7)   Options were granted in March 1999, under the Option Plan. Options will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the date of the grant. As of February 2001, 2,500 options are vested and exercisable.

(8)   All Other Compensation for Mr. Dalton for the year 2000 includes, 401(K) company contribution and Group Term Life Insurance payment, valued at $5,100 and $780, respectively.

(9)   Anthony J. Baratta, Jr. began his employment with the Company as Senior Vice President and Chief Financial Officer in April 1998. Mr. Baratta was not employed by the Company or any of its subsidiary companies prior to April 1998.

(10)   Base salary paid to Mr. Baratta for 1998 includes salary for the months of April through December. Mr. Baratta's annual salary in 1998 was $150,000.

(11)   Options were granted in January 2000, under the Option Plan. Options will vest at a rate of 25% in year one, 25% in year two and 50% in year three, following the date of the grant. As of February 2001, 1,250 options are vested and exercisable.

(12)   Options were granted in March 1999, under the Option Plan. Options will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the date of the grant. As of February 2001, 2,500 options are vested and exercisable.

(13)   All Other Compensation for Mr. Baratta for the year 2000 includes 401(K) company contribution Group Term Life Insurance payment, valued at $5,009 and $610, respectively.

(14)   Options were granted in January 2000, under the Option Plan. Options will vest at a rate of 25% in year one, 25% in year two and 50% in year three, following the date of the grant. As of February 2001, 625 options are vested and exercisable.

(15)   Options were granted in March 1999, under the Option Plan. Options will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the date of the grant. As of February 2001, 625 options are vested and exercisable.

(16)   All Other Compensation for Mr. Gantz for the year 2000 includes 401(K) company contribution and Group Term Life Insurance payment, valued at $4,151 and $170, respectively.

(17)   Options were granted in January 2000, under the Option Plan. Options will vest at a rate of 25% in year one, 25% in year two and 50% in year three, following the date of the grant. As of February 2001, 375 options are vested and exercisable.

(18)   Options were granted in March 1999, under the Option Plan. Options will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the date of the grant. As of February 2001, 375 options are vested and exercisable.

(19)   All Other Compensation for Mr. Collin for the year 2000 includes 401(K) company contribution and Group Term Life Insurance payment, valued at $3,686 and $195, respectively.

Other Compensation Arrangements

The table below provides information with respect to options granted in fiscal 2000 under the 1998 Stock Option Plan (See also "Other Compensation Arrangements") to the named executive officers in the Summary Compensation table. The Company has no compensation plan under which Stock Appreciation Rights (SARs) are granted and thus reference to SARs has been omitted from the table.

OPTION GRANTS IN LAST FISCAL YEAR

Individual Grants
			Option Price			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Number of Securities Underlying Option Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Market Price on Date of Grant	Expir. Date	5% ($)	10%($)

(a)	(b)	(c)	(d)	(e)	(f)	(g)

Robert G. Schoenberger Chairman of the Board & Chief Executive Officer	20,000	36.4%	$32.13	$32.13	1/17/10	404,838	1,024,112

Michael J. Dalton President & Chief Operating Officer	10,000	18.2%	$32.13	$32.13	1/17/10	202,419	512,056

Anthony J. Baratta, Jr. Senior Vice President & Chief Financial Officer	5,000	9.1%	$32.13	$32.13	1/17/10	101,210	256,028

George R. Gantz Senior Vice President, Unitil Service	2,500	4.5%	$32.13	$32.13	1/17/10	50,605	128,014

Mark H. Collin Treasurer & Secretary	1,500	2.8%	$32.13	$32.13	1/17/10	30,363	76,808

Other Compensation Arrangements

The table below provides information with respect to options to purchase shares of the Company's Common Stock exercised in fiscal 2000 under the Key Employee Stock Option Plan ("KESOP") and the value of unexercised options granted in prior years and in 2000 under the KESOP and the 1998 Stock Option Plan ("Option Plan"), respectively, to the named executive officers in the Summary Compensation Table and held by them as of December 31, 2000.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR (FY)
AND FY-END OPTION VALUES (1)(2)

			Number of Unexercised Options at FY-End (#)			Value of Unexercised In-the-Money Options at FY-End ($)
Name and Principal Position	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable / Unexercisable			Exercisable / Unexercisable
(a)	(b)	(c)	(d)			(e)
Robert G. Schoenberger			exercisable	35,000	(3)(4)	exercisable	$263,250
Chairman of the Board & Chief Executive Officer	-	-	unexercisable	30,000		unexercisable	($37,500)
Michael J. Dalton			exercisable	5,000		exercisable	($6,250)
President & Chief Operating Officer	-	-	unexercisable	15,000		unexercisable	($18,750)
Anthony J. Baratta, Jr.			exercisable	3,750		exercisable	$781
Senior Vice President & Chief Financial Officer	-	-	unexercisable	11,250		unexercisable	$2,344
George R. Gantz			exercisable	1,250		exercisable	($1,563)
Senior VP, Unitil Service	-	-	unexercisable	3,750		unexercisable	($4,688)
Mark H. Collin			exercisable	750		exercisable	($938)
Treasurer & Secretary	-	-	unexercisable	2,250		unexercisable	($2,813)

NOTES:

(1)   The KESOP authorizes the Compensation Committee to provide in the award agreements that the participant's right to exercise the options provided for therein will be accelerated upon the occurrence of a "Change in Control" of Unitil. The term "Change in Control" is defined in substantially the same manner as in the Severance Agreements as defined below. Award agreements entered into with participants in the KESOP contain such a "Change in Control" provision. Award agreements also provide that, upon the exercise of an option on or after a Change in Control, Unitil shall pay to the optionee, within five business days, a lump sum cash amount equal to the economic benefit of the optionee's outstanding options and associated dividend equivalents that the optionee would have received had the option remained unexercised until the day preceding the expiration of the grant. Upon the exercise of any option by an employee and upon payment of the option price for shares of Unitil Common Stock as to which the option was granted (the "Primary Shares"), Unitil will cause to be delivered to such employee (i) the Primary Shares and (ii) the number of shares of Unitil Common Stock (the "Dividend Equivalent Shares") equal to the dollar amount of dividends which would have been paid on the Primary Shares (and previously accrued Dividend Equivalent Shares) had they been outstanding, divided by the fair market value of Unitil Common Stock determined as of the record date for each dividend. All options, with the exception of Mr. Schoenberger's options (See Note 3), associated with the KESOP were exercised as of March 7, 1999.

(2)   The Option Plan authorizes the Compensation Committee to provide in the award agreements that the participant's right to exercise the options provided for therein will be accelerated upon the occurrence of a "Change in Control" of Unitil, and will become 100% vested and fully exercisable. The term "Change in Control" is defined in substantially the same manner as in the Severance Agreements as defined below. All of the award agreements entered into with participants in the Option Plan to date contain such a "Change in Control" provision. All options reported as "unexercisable" in the table were granted in March1999 and January 2000 under the Option Plan.

(3)   In accordance with the terms of Mr. Schoenberger's employment agreement, on November 3, 1997, he received 25,000 options to purchase shares of Company stock under the KESOP. The options granted to Mr. Schoenberger became exercisable on November 3, 1998. In 1998, the Compensation Committee extended the expiration date for Mr. Schoenberger's options until November 3, 2007 (ten years from the date of the grant), because the Option Plan originally provided ten years between grant and expiration of options.

(4)   Mr. Schoenberger's 25,000 exercisable KESOP options listed in column (d) in the table above do not include non-preferential dividend equivalents earned under the provisions of the KESOP and associated with options outstanding.

In December 1998, the Unitil Board of Directors adopted the Unitil Corporation 1998 Stock Option Plan ("Option Plan"). The Company intends to grant stock options each year through March 1, 2004 under the plan to certain employees and directors, for the purchase of up to 350,000 shares of Unitil Common Stock. To date, grants were made to certain management employees in March 1999, January 2000 and January 2001. Each option grant will vest over a three-year period and each grant will expire ten years after the date of grant.

The purpose of the Option Plan is to provide an incentive to key employees and directors of Unitil and its affiliates who are in a position to contribute materially to the long-term success of Unitil and/or its affiliates, to increase their interest in the welfare of Unitil and its affiliates, and to attract and retain employees and directors of outstanding ability. The compensation Committee will administer the plan. The Committee has the authority to interpret the plan and to designate recipients of the stock options.

Stock options granted under the Option Plan will entitle the holders of those options to purchase up to the number of shares of common stock specified in the grant at a price established by the Committee. All grants will be issued at 100% of market value. Under the Option Plan, stock options for shares constituting not more than five percent of the common stock may be issued in any one year.

The Company adopted a new management Incentive Plan and a new Employee Incentive Plan in December 1998, to provide cash incentive payments, which are tied directly to achievement of the Company's strategic goals. Annual goals are established each year by the Board of Directors and payment of awards are made in February of the year following achievement of the goals. Target incentive payments have been established which vary based upon the grade level of each position. Actual awards can be less than or greater than the target payout depending upon actual results achieved.

Unitil maintains a tax-qualified defined benefit pension plan and related trust agreement (the "Retirement Plan"), which provides retirement annuities for eligible employees of Unitil and its subsidiaries. Since the Retirement Plan is a defined benefit plan, no amounts were contributed or accrued specifically for the benefit of any officer of Unitil under the Retirement Plan. Directors of Unitil who are not and have not been officers of Unitil or any of its subsidiaries are not eligible to participate in the Retirement Plan.

The table below sets forth the estimated annual benefits (exclusive of Social Security payments) payable to participants in the specified compensation and years of service classifications, assuming continued active service until retirement. The average annual earnings used to compute the annual benefits are subject to a $170,000 limit.

PENSION PLAN TABLE

	ANNUAL PENSION
Average Annual Earnings Used for Computing Pension	10 Years of Service	20 Years of Service	30 Years of Service	40 Years of Service
100,000	20,000	40,000	50,000	55,000
125,000	25,000	50,000	62,500	68,750
150,000	30,000	60,000	75,000	82,500
170,000	34,000	68,000	85,000	93,500

The present formula for determining annual benefits under the Retirement Plan's life annuity option is (i) 2% of average annual salary (average annual salary during the five consecutive years out of the last twenty years of employment that give the highest average salary) for each of the first twenty years of benefit service, plus (ii) 1% of average annual salary for each of the next ten years of benefit service and (iii) 1/2% of average annual salary for each year of benefit service in excess of thirty, minus (iv) 50% of age 65 annual Social Security benefit (as defined in the Retirement Plan), and (v) any benefit under another Unitil retirement plan of a former employer for which credit for service is given under the Retirement Plan. A participant is eligible for early retirement at an actuarially reduced pension upon the attainment of age 55 with at least 15 years of service with Unitil or one of its subsidiaries. A participant is 100% vested in his benefit under the Retirement Plan after 5 years of service with Unitil or one of its subsidiaries. As of January 1, 2000, Messrs. Schoenberger, Dalton, Baratta, Gantz and Collin had 3, 33, 3, 17 and 12 credited years of service, respectively, under the Retirement Plan.

Unitil also maintains a Supplemental Executive Retirement Plan ("SERP"), a non-qualified defined benefit plan. SERP provides for supplemental retirement benefits to executives selected by the Board of Directors. At the present time, Messrs. Schoenberger and Dalton are eligible for SERP benefits upon attaining normal or early retirement eligibility. Annual benefits are based on a participant's final average earnings less the participant's benefits payable under the Retirement Plan, less other retirement income payable to such participant by Unitil or any previous employer and less income that a participant receives as a primary Social Security benefit. Early retirement benefits are available to a participant, with the Unitil Board's approval, if the participant has attained age 55 and completed 15 years of service. Should a participant elect to begin receiving early retirement benefits under SERP prior to attaining age 60, the benefits are reduced by 5% for each year that commencement of benefits precedes attainment of age 60. If a participant terminates employment for any reason prior to retirement, the participant will not be entitled to any benefits. Under the SERP, Messrs. Schoenberger and Dalton would be entitled to receive an annual benefit of $30,372 and $21,268, respectively, assuming their normal retirement at age 65 and that their projected final average earnings are equal to the average of their respective three consecutive years of highest compensation prior to retirement.

  OWNERSHIP OF SECURITIES
NAME	DIRECTOR OF	SHARES OF UNITIL COMMON STOCK BENEFICIALLY OWNED (1)
Robert G. Schoenberger	UNITIL, CECO, E&H, Service, Power, URI, FG&E, Realty, Usource	95,261	(2)(6)(7)
Michael J. Dalton	UNITIL, CECO, E&H, Service, Power, FG&E, Realty	71,971	(2)(3)(4)
Charles H. Tenney III	UNITIL, CECo, E&H, FG&E	3,092
Ross B. George	UNITIL, CECo, E&H, FG&E	2,966
Bruce W. Keough	UNITIL, CECo, E&H, FG&E	2,562
J. Parker Rice, Jr.	UNITIL, CECo, E&H, FG&E	2,200
Joan D. Wheeler	UNITIL, CECo, E&H, FG&E	1,562
Albert H. Elfner, III	UNITIL, CECo, E&H, FG&E	1,362
M. Brian O'Shaughnessy	UNITIL, CECo, E&H, FG&E	1,194
William E. Aubuchon, III	UNITIL, CECo, E&H, FG&E	207
Eben S. Moulton	UNITIL, CECo, E&H, FG&E	207

NOTES:

(1)   Based on information furnished to Unitil by the nominees and continuing Directors. No Director standing for election, no Director whose term is continuing and no officer owns more than one percent of the total outstanding shares.

(2)   Included are 1,903 and 4,657 shares which are held in trust for Messrs. Schoenberger and Dalton, respectively, under the terms of the Unitil Tax Deferred Savings and Investment Plan ("401(k)"). Messrs. Schoenberger and Dalton have voting power only with respect to the shares credited to their accounts. For further information regarding 401(k), see "Other Compensation Arrangements - Tax-Qualified Savings and Investment Plan".

(3)   Included are 30,000 options, which Mr. Dalton has the right to purchase pursuant to the exercise of those options under the terms of the 1998 Stock Option Plan ("Option Plan"). See "Other Compensation Arrangements". Mr. Dalton was granted 10,000 options in March 1999, 10,000 options in January 2000 and 10,000 options in January 2001, all of which will vest at a rate of 25% in year one, 25% in year two and 50% in years three, following the dates of the respective grants.

(4)   Included are 9,411 shares held by a member of Mr. Dalton's family. He has no voting rights or investment power with respect to, and no beneficial interest in, such shares.

(5)   Mr. Moulton is a Director nominee elected to the Board by the Board of Directors upon recommendation by the Executive Committee in April 2000. Mr. Moulton has not previously been elected by the shareholders of the Company.

(6)   Included are 29,358 options which Mr. Schoenberger has the right to purchase pursuant to the exercise of those options under the terms of the 1989 Key Employee Stock Option Plan ("KESOP"). For further information regarding the KESOP, see "Other Compensation Arrangements".

(7)   Included are 60,000 options, which Mr. Schoenberger has the right to purchase upon the exercise of those options under the terms of the 1998 Stock Option Plan ("Option Plan"). See "Other Compensation Arrangements." Mr. Schoenberger was granted 20,000 options in March 1999, 20,000 options in January 2000 and 20,000 options in January 2001, all of which will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the dates of the respective grants.

(c) TRANSACTIONS WITH SYSTEM COMPANIES - None

(d) INDEBTEDNESS TO SYSTEM COMPANIES - None

(e) OTHER BENEFITS

Unitil and certain subsidiaries maintain severance agreements (the "Severance Agreements") with certain management employees, including Executive Officers. The Severance Agreements are intended to help assure continuity in the management and operation of Unitil and its subsidiaries in the event of a proposed "Change in Control". Each Severance Agreement only becomes effective upon the occurrence of a Change in Control of Unitil as defined in the Severance Agreements. If an employee's stipulated compensation and benefits, position, responsibilities and other conditions of employment are reduced during the thirty-six month period following a Change in Control, the employee is entitled to a severance benefit.

The severance benefit is a lump sum cash amount equal to (i) the present value of three years' base salary and bonus; (ii) the present value of the additional amount the employee would have received under the Retirement Plan if the employee had continued to be employed for such thirty-six month period; (iii) the present value of contributions that would have been made by Unitil or its subsidiaries under the 401(k) if the employee had been employed for such thirty-six month period; and (iv) the economic benefit on any outstanding Unitil stock options and associated dividend equivalents, if applicable, assuming such options remained unexercised until the day preceding the expiration of the grant, including the spread on any stock options that would have been granted under the Option Plan if the employee had been employed for such thirty-six month period. Each Severance Agreement also provides for the continuation of all employee benefits for a period of thirty-six months, commencing with the month in which the termination occurred. In addition, pursuant to each Severance Agreement, Unitil is required to make an additional payment to the employee sufficient on an after-tax basis to satisfy any additional individual tax liability incurred under Section 280G of the Internal Revenue Code of 1986, as amended, in respect to such payments.

The Company entered into an employment agreement with Mr. Schoenberger on November 1, 1997. The term of the agreement was for three years with an expiration date of October 31, 2000. Under the terms of the 1997 employment agreement ("the 1997 Agreement"), Mr. Schoenberger received an annual base salary of $245,000 which was subject to annual review by the Board for discretionary periodic increases in accordance with the Company's compensation policies. Mr. Schoenberger was entitled to participate in the Company's SERP, Executive Supplemental Life Insurance Program and all other employee benefit plans made available by the Company. On November 3, 1997, Mr. Schoenberger also received 25,000 options to purchase shares of Company stock under the Company's 1989 Key Employee Stock Option Plan ("KESOP"). In 1998, the Compensation Committee extended the expiration date of the options granted to Mr. Schoenberger under the KESOP until November 3, 2007. Said options were originally set to expire on March 7, 1999. Mr. Schoenberger was reimbursed for all reasonable interim living and reasonable travel expenses during 1997 and 1998. In addition, in 1998, Mr. Schoenberger was reimbursed for all direct moving expenses and received $50,000 when he relocated to the area, as was stipulated in the terms of his employment agreement. The agreement also provides that the Company and Mr. Schoenberger will enter into a Severance Agreement, more fully described above. Mr. Schoenberger and the Company entered into said Severance Agreement on February 6, 1998. According to the 1997 Agreement, the Company, by action of the Board, may terminate Mr. Schoenberger's employment for any reason. If Mr. Schoenberger's employment had been terminated by the Company during the term of the agreement for any reason other than Cause, death or disability, the Company would have been obligated to pay Mr. Schoenberger's base pay at the rate in effect on the date of employment termination and benefits until the end of the term of the agreement, or if employment termination was after November 1, 1999, for one year.

Upon the expiration of the 1997 Agreement, the Company entered into a employment agreement ("the 2000 Agreement") with Mr. Schoenberger on November 1, 2000. The term of the agreement is for three years with an expiration date of October 31, 2003. Under the terms of the 2000 Agreement, Mr. Schoenberger will receive an annual base salary of $292,000 which is subject to annual review by the Board for discretionary periodic increases in accordance with the Company's compensation policies. Mr. Schoenberger is entitled to continued participation in the Company's SERP, Executive Supplemental Life Insurance Program and all other employee benefit plans made available by the Company. The 2000 Agreement provides that Mr. Schoenberger shall participate in the Management Incentive Plan, which is described on page 15, and the Option Plan, which is described on page 15, or any stock option or similar plan of the Company. The agreement also provides that the Severance Agreement entered into on February 6, 1998, by and between Mr. Schoenberger and the Company, remain in effect. The Severance Agreement is more fully described above. The 2000 Agreement also provides that the Company, by action of the Board, may terminate Mr. Schoenberger's employment for any reason. If Mr. Schoenberger's employment is terminated by the Company during the term of the agreement for any reason other than Cause, death or disability, or if Mr. Schoenberger terminates his employment because of Constructive Termination, the Company shall pay Mr. Schoenberger a combination of (i) base pay at the rate in effect on the date of employment termination, (ii) an annual amount equal to the average of the annual bonus amounts received by Mr. Schoenberger in the two calendar years preceding the year in which termination occurs, and (iii) benefits, in each case for a period of two years following the date of termination. If during such two-year period Mr. Schoenberger shall secure full-time employment, the Company's obligation to provide benefits shall cease. All such payments described above will be made in accordance with the Company's regular payroll policies.

(f)   RIGHTS TO INDEMNITY

Unitil Corporation (the Corporation) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the person's having served as, or by reason of the person's alleged acts or omissions while serving as a director, officer, employee or agent of the Corporation, or while serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement or otherwise actually and reasonably incurred by him in connection with the action, suit or proceeding, if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, said indemnification to be to the full extent permitted by law under the circumstances, including, without limitation, by all applicable provisions of the New Hampshire Business Corporation Act ("the Act").

Any indemnification under this Article shall be made by the Corporation with respect to Directors or other persons after a determination that the person to be indemnified has met the standards of conduct set forth in the Act, such determination to be made by the Board of Directors, by majority vote of a quorum, or by other persons authorized to make such a determination under the Act.

The right of indemnification arising under this Article is adopted for the purpose of inducing persons to serve and to continue to serve the Corporation without concern that their service may expose them to personal financial harm. It shall be broadly construed, applied and implemented in light of this purpose. It shall not be exclusive of any other right to which any such person is entitled under any agreement, vote of the stockholders or the Board of Directors, statute, or as a matter of law, or otherwise, nor shall it be construed to limit or confine in any respect the power of the Board of Directors to grant indemnity pursuant to any applicable statutes or laws of The State of New Hampshire. The provisions of this Article are separable, and, if any provision or portion hereof shall for any reason be held inapplicable, illegal or ineffective, this shall not affect any other right of indemnification existing under this Article or otherwise. As used herein, the term "person: includes heirs, executors, administrators or other legal representatives. As used herein, the terms "Director" and "officer" include persons elected or appointed as officers by the Board of Directors, persons elected as Directors by the stockholders or by the Board of Directors, and persons who serve by vote or at the request of the Corporation as directors, officers or trustees of another organization in which the Corporation has any direct or indirect interest as a shareholder, creditor or otherwise.

The Corporation may purchase and maintain insurance on behalf of any person who was or is a Director, officer or employee of the Corporation or any of its subsidiaries, or who was or is serving at the request of the Corporation as a fiduciary of any employee benefit plan of the Corporation or any subsidiary, against any liability asserted against, and incurred by, such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of the Act. The obligation to indemnify and reimburse such person under this Article, if applicable, shall be reduced by the amount of any such insurance proceeds paid to such person, or the representatives or successors of such person.

Unitil maintains a tax-qualified defined benefit pension plan and related trust agreement (the "Retirement Plan"), which provides retirement annuities for eligible employees of Unitil and its subsidiaries. Since the Retirement Plan is a defined benefit plan, no amounts were contributed or accrued specifically for the benefit of any officer of Unitil under the Retirement Plan. Directors of Unitil who are not and have not been officers of Unitil or any of its subsidiaries are not eligible to participate in the Retirement Plan.

ITEM 7

CONTRIBUTIONS AND PUBLIC RELATIONS

Part I.   Payments to any political party, candidate for public office or holder of such office, or any committee or agent thereof. - None

Part II.   Payments to any citizens group or public relations counsel.

Vendor	Purpose of Payment	CECo	E&H

Committee for Citizen Awareness	Production of Video	$ 1,250	$ 1,250
The Public Affairs Group, LLC	Legislative Services	20,000	20,000

ITEM 8

SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I.   Contracts for services, including engineering or construction services, or goods supplied or sold between system companies.

There are a number of areas in which Concord Electric Company (CECo), Exeter & Hampton Electric Company (E&H) and Fitchburg Gas and Electric Light Company (FG&E) work closely together and cooperate on a regular basis. The areas of cooperation include the following:

  CECo and E&H have jointly shared a Mobile Substation at cost for many years. Under an Agreement originally made in 1964, CECo and E&H have obtained the benefits of an emergency mobile substation at a cost far below that which each company would have incurred without the sharing agreement.
  During emergencies and other occasional situations, FG&E, CECo and E&H share line crews at cost.
  FG&E, CECo and E&H occasionally exchange materials and supplies, a practice, which assists substantially in the companies' maintenance of cost-effective inventory and stock levels.
  FG&E, CECo and E&H, with the support and coordination provided by Unitil Service Corp., participate in joint purchasing and sharing of computer software, hardware and supplies, a practice which benefits all of the companies.

Part II.    Contracts to purchase services or goods between any System company and (1) any affiliate company (other than a System company) or (2) any other company in which any officer or director of the System company, receiving service under the contract, is a partner or owns 5 percent or more of any class of equity securities. - None

Part III.   The Company does not employ any other person or persons for the performance of management, supervisory or financial advisory services.

ITEM 9

WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I.   None

Part II.   None

Part III.   None

ITEM 10

FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

Consolidating Income Statement

Consolidating Balance Sheet

Assets

Capitalization and Liabilities

Consolidating Statement of Cash Flows

 Consolidating Statement of
Retained Earnings

EXHIBITS

Exhibit A

Exhibit B

Exhibit C

Exhibit D

Exhibit E

Exhibit F

Exhibit G

Exhibit H

Exhibit I

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATING INCOME STATEMENT

YEAR ENDED DECEMBER 31, 2000

(000'S,
except common shares and per share data)

Consolidated

Elimination

Concord Electric Company

Exeter & Hampton Electric Co.

FG&E Consolidated

Operating Revenues:

Electric

160,023

(79,193)

48,421

52,952

55,234

Gas

22,756

-

-

-

22,756

Other

162

(17,967)

-

-

-

Total Operating Revenues

182,941

(97,160)

48,421

52,952

77,990

Operating Expenses:

Fuel and Purchased Power

110,280

(79,073)

37,456

41,597

31,511

Gas Purchased For Resale

13,492

-

-

-

13,492

Operation and Maintenance

24,545

(18,087)

3,599

3,818

13,877

Depreciation and Amortization

11,964

-

1,708

2,154

6,528

Provisions for Taxes:

Local Property and Other

4,967

-

1,454

1,388

1,293

Federal and State Income

3,413

-

719

584

2,913

Total Operating Expenses

168,661

(97,160)

44,936

49,541

69,614

Operating Income

14,280

-

3,485

3,411

8,376

Non-operating Expense (Income)

244

-

47

42

93

Income Before Interest Expense

14,036

-

3,438

3,369

8,283

Interest Expense, Net

6,820

6,512

1,541

1,737

3,019

Net Income

7,216

(6,512)

1,897

1,632

5,264

Less:
Dividends on Preferred Stock

263

32

76

155

Net Income Applicable
to Common Stock

6,953

(6,512)

1,865

1,556

5,109

Weighted Average Common
Shares Outstanding

4,723,171

Basic Earnings per Share

1.47

-

-

Diluted Earnings per Share

1.47

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATING INCOME STATEMENT

YEAR ENDED DECEMBER 31, 2000

(000'S,
except common shares and per share data)

Unitil Service Corp.

Unitil Power Corp.

Unitil Realty Corp.

Unitil Resources Inc.

Unitil Corporation

Operating Revenues:

Electric

-

82,610

-

(1)

-

Gas

-

-

-

-

-

Other

16,511

-

1,485

133

-

Total Operating Revenues

16,511

82,610

1,485

132

-

Operating Expenses:

Fuel and Purchased Power

-

78,817

-

(28)

-

Gas Purchased For Resale

-

-

-

-

-

Operation and Maintenance

14,478

3,825

134

2,399

502

Depreciation and Amortization

1,053

-

291

230

-

Provisions for Taxes:

Local Property and Other

680

-

118

34

-

Federal and State Income

(14)

34

125

(851)

(97)

Total Operating Expenses

16,197

82,676

668

1,784

405

Operating Income

314

(66)

817

(1,652)

(405)

Non-operating Expense (Income)

53

9

-

-

-

Income Before Interest Expense

261

(75)

817

(1,652)

(405)

Interest Expense, Net

261

(130)

583

26

(6,729)

Net Income

-

55

234

(1,678)

6,324

Less:
Dividends on Preferred Stock

-

-

-

-

-

Net Income Applicable
to Common Stock

-

55

234

(1,678)

6,324

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2000

(000's)

ASSETS:

Consolidated

Elimination

Concord Electric Company

Exeter & Hampton Electric Co.

FG&E Consolidated

Utility Plant, at cost:

Electric

173,883

-

50,796

61,830

61,257

Gas

36,996

-

-

-

36,996

Common

21,602

-

-

-

5,484

Construction Work in Process

1,844

-

55

388

1,401

Utility Plant

234,325

-

50,851

62,218

105,138

Less: Accumulated Depreciation

71,036

-

15,913

22,626

27,433

Net Utility Plant

163,289

-

34,938

39,592

77,705

Other Property and Investments

8,740

(51,026)

24

1

18

Current Assets:

Cash

3,060

(4,704)

356

665

376

Accounts Receivable, Less

Allowance for Doubtful Accounts

20,057

-

4,004

4,428

9,562

Accounts Receivable -

Associated Companies

(10,841)

2

94

137

Taxes Refundable (Payable)

1,980

(52)

259

3,326

Materials and Supplies

2,854

-

386

312

2,156

Prepayments

1,317

(2,915)

1,567

1,560

992

Accrued Revenue

8,602

-

1,716

1,937

1,561

Total Current Assets

37,870

(18,460)

7,979

9,255

18,110

Noncurrent Assets:

Regulatory Assets

137,470

-

-

-

137,470

Prepaid Pension Costs

9,996

-

3,240

4,279

3,552

Debt Issuance Costs

1,479

-

432

369

549

Other Noncurrent Assets

24,123

-

3,402

3,642

15,174

Total Noncurrent Assets

173,068

-

7,074

8,290

156,745

TOTAL

382,967

(69,486)

50,015

57,138

252,578

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2000

 (000's)

ASSETS:

Unitil Service Corp.

Unitil Power Corp.

Unitil Realty Corp.

Unitil Resources Inc.

Unitil Corporation

Utility Plant, at cost:

Electric

-

-

-

-

-

Gas

-

-

-

-

-

Common

5,750

-

10,154

214

-

Construction Work in Process

-

-

-

-

-

Utility Plant

5,750

-

10,154

214

-

Less: Accumulated Depreciation

3,727

-

1,259

78

-

Net Utility Plant

2,023

-

8,895

136

-

Other Property and Investments

-

-

-

3,284

56,439

Current Assets:

Cash

76

5,159

-

76

1,056

Accounts Receivable, Less

Allowance for Doubtful Accounts

61

1,861

-

88

53

Accounts Receivable -

Associated Companies

1,005

7,551

-

3

2,049

Taxes Refundable (Payable)

(47)

(1,420)

(11)

(109)

34

Materials and Supplies

-

-

-

-

-

Prepayments

191

45

(133)

10

-

Accrued Revenue

-

3,388

-

-

-

Total Current Assets

1,286

16,584

(144)

68

3,192

Noncurrent Assets:

Regulatory Assets

-

-

-

-

-

Prepaid Pension Costs

(1,068)

-

-

(7)

-

Debt Issuance Costs

-

-

129

-

-

Other Noncurrent Assets

1,571

40

-

171

123

Total Noncurrent Assets

503

40

129

164

123

TOTAL

3,812

16,624

8,880

3,652

59,754

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2000

 (000's)

CAPITALIZATION:

Consolidated

Elimination

Concord Electric Company

Exeter & Hampton Electric Co.

FG&E Consolidated

  Common Stock Equity

79,935

(51,097)

13,078

14,027

39,951

Preferred Stock:

Non-Redeemable, Non-Cumulative

225

-

225

-

-

Preferred Stock:

Redeemable, Cumulative

3,465

-

215

978

2,272

Long-Term Debt,

Less Current Portion

81,695

-

16,000

19,000

40,000

Total Capitalization

165,320

(51,097)

29,518

34,005

82,223

Current Liabilities:

Long-Term Debt, Current Portion

3,207

-

-

3,000

  Capitalized Leases,
Current Portion

935

-

-

-

209

Accounts Payable

18,539

139

153

6,804

Short-Term Debt

32,500

(4,704)

6,955

7,862

19,955

A/P - Associated Companies

(9,216)

3,620

4,413

762

Dividends Declared and Payable

209

(1,625)

149

159

1,382

Refundable Customer Deposits

1,252

-

329

664

259

Interest Payable

1,150

164

217

769

Other Current Liabilities

6,377

71

254

152

254

Total Current Liabilities

64,169

(15,474)

11,610

13,620

33,394

Deferred Income Taxes

45,859

(2,915)

7,669

8,989

32,383

Noncurrent Liabilities:

Power Supply Contract Obligations

97,342

-

-

-

97,342

Capitalized Leases, Less Current

Portion

3,259

-

-

-

1,953

Other Noncurrent Liabilities

7,018

-

1,218

524

5,283

Total Noncurrent Liabilities

107,619

-

1,218

524

104,578

TOTAL

382,967

(69,486)

50,015

57,138

252,578

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2000

 (000's)

CAPITALIZATION:

Unitil Service Corp.

Unitil Power Corp.

Unitil Realty Corp.

Unitil Resources Inc.

Unitil Corporation

Common Stock Equity

3

570

1,917

1,880

59,606

Preferred Stock:

Non-Redeemable, Non-Cumulative

-

-

-

-

-

Preferred Stock:

Redeemable, Cumulative

-

-

-

-

-

Long-Term Debt,

Less Current Portion

-

-

6,695

-

-

Total Capitalization

3

570

8,612

1,880

59,606

Current Liabilities:

Long-Term Debt, Current Portion

-

-

207

-

-

   Capitalized Leases,
Current Portion

726

-

-

-

-

Accounts Payable

151

10,960

-

331

-

Short-Term Debt

991

-

60

1,381

-

A/P - Associated Companies

(77)

384

1

110

3

Dividends Declared and Payable

-

-

-

-

144

Refundable Customer Deposits

-

-

-

-

-

Interest Payable

-

-

-

-

-

Other Current Liabilities

1,449

4,178

-

19

-

Total Current Liabilities

3,240

15,522

268

1,841

148

Deferred Income Taxes

(737)

532

-

(62)

-

Noncurrent Liabilities:

Power Supply Contract Obligations

-

-

-

-

-

Capitalized Leases, Less Current

Portion

1,306

-

-

-

-

Other Noncurrent Liabilities

-

-

-

(7)

-

Total Noncurrent Liabilities

1,306

-

-

(7)

-

TOTAL

3,812

16,624

8,880

3,652

59,754

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATING STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2000

(000's)

Consolidated

Elimination

Concord Electric Company

Exeter & Hampton Electric Co.

FG&E Consolidated

Cash Flows From Operating Activities:

Net Income

7,216

(6,512)

1,897

1,632

5,264

Adjustments to Reconcile Net Income to

Cash Provided by Operating Activities:

Depreciation and Amortization

11,964

-

1,708

2,154

6,528

Deferred Tax Provision

3,522

-

547

452

2,156

Amortization of Investment Tax Credit

(256)

-

(88)

(67)

(101)

Amortization of Debt Issuance Costs

61

-

16

14

23

Changes in Working Capital:

Accounts Receivable

(3,427)

685

(461)

(601)

(1,068)

Materials and Supplies

(351)

-

17

55

(423)

Prepayments

(1,481)

-

(500)

(479)

(523)

Accrued Revenue

(6,340)

-

(1,148)

(888)

(747)

Accounts Payable

2,024

(669)

351

637

2,457

Refundable Customer Deposits

(50)

-

22

(57)

(15)

Taxes and Interest Payable

(656)

-

(447)

165

(1,751)

Other, Net

(3,362)

(3,201)

(69)

(8)

(7,006)

Net Cash provided by / (used in) Operating Activities

8,864

(9,697)

1,845

3,009

4,794

Cash Flows From Investing Activities:

Acquisition of Property, Plant, Equipment

(18,559)

-

(3,552)

(4,173)

(10,162)

Acquisition of Other Property and Investments

(3,690)

3,200

Net Cash (used in)/ provided by Investing Activities

(22,249)

3,200

(3,552)

(4,173)

(10,162)

Cash Flows From Financing Activities:

Proceeds From (Repayment of) Short-Term Debt

22,000

4,565

3,155

2,919

11,388

Repayment of Long-Term Debt

(1,255)

-

-

-

(1,000)

Dividends Paid

(6,787)

6,497

(1,168)

(1,144)

(4,449)

Issuance of Common Stock

639

-

-

-

-

Retirement of Preferred Stock

(68)

-

-

-

(68)

Repayment of Capital Lease Obligations

(931)

-

-

-

(181)

 Net Cash (Used In) Provided by
Financing Activities

13,598

11,062

1,987

1,775

5,690

Net (Decrease) Increase in Cash

213

4,565

280

611

322

Cash at Beginning of Year

2,847

(9,269)

76

54

54

Cash at End of Year

3,060

(4,704)

356

665

376

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATING STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2000

(000's)

Unitil Service Corp.

Unitil Power Corp.

Unitil Realty Corp.

Unitil Resources Inc.

Unitil Corporation

Cash Flows From Operating Activities:

Net Income

-

55

234

(1,678)

6,324

Adjustments to Reconcile Net Income to

Cash Provided by Operating Activities:

Depreciation and Amortization

1,053

-

291

230

-

Deferred Tax Provision

(112)

532

(16)

(37)

-

Amortization of Investment Tax Credit

-

-

-

-

-

Amortization of Debt Issuance Costs

-

-

8

-

-

Changes in Working Capital:

Accounts Receivable

971

(2,658)

5

(8)

(292)

Materials and Supplies

-

-

-

-

-

Prepayments

(11)

(39)

63

8

-

Accrued Revenue

-

(3,557)

-

-

-

Accounts Payable

(333)

(537)

(16)

161

(27)

Refundable Customer Deposits

-

-

-

-

-

Taxes and Interest Payable

(92)

1,402

4

126

(63)

Other, Net

12

3,623

-

3,118

169

Net Cash provided by / (used in) Operating Activities

1,488

(1,179)

573

1,920

6,111

Cash Flows From Investing Activities:

Acquisition of Property, Plant, Equipment

(306)

-

(3)

(363)

-

Acquisition of Other Property and Investments

(2,700)

(4,190)

Net Cash (used in)/ provided by Investing Activities

(306)

-

(3)

(3,063)

(4,190)

Cash Flows From Financing Activities:

Proceeds From (Repayment of) Short-Term Debt

(924)

-

(315)

1,212

-

Repayment of Long-Term Debt

-

-

(255)

-

-

Dividends Paid

-

-

-

-

(6,523)

Issuance of Common Stock

-

-

-

-

639

Retirement of Preferred Stock

-

-

-

-

-

Repayment of Capital Lease Obligations

(750)

-

-

-

-

 Net Cash (Used In) Provided by
Financing Activities

(1,674)

-

(570)

1,212

(5,884)

Net (Decrease) Increase in Cash

(492)

(1,179)

-

69

(3,963)

Cash at Beginning of Year

568

6,338

-

7

5,019

Cash at End of Year

76

5,159

-

76

1,056

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2000

(000's)

Consolidated

Elimination

Concord Electric Company

Exeter & Hampton Electric Co.

FG&E Consolidated

Retained Earnings, Beginning of Year

38,129

(17,711)

9,409

10,173

18,486

Additions:

Net Income, Excluding Dividends Received

7,216

-

1,897

1,632

5,264

Dividends Received From Subsidiaries

-

(6,512)

-

-

-

Total Additions

7,216

(6,512)

1,897

1,632

5,264

Deductions:

Dividends Declared:

Preferred Stock of Subsidiaries

263

-

32

76

155

Common Stock of Subsidiaries

-

(6,512)

878

871

4,763

Common Stock of Registrant

6,514

-

-

-

-

Total Deductions

6,777

(6,512)

910

947

4,918

Retained Earnings, End of Year

38,568

(17,711)

10,396

10,858

18,832

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2000

 (000's)

Unitil Service Corp.

Unitil Power Corp.

Unitil Realty Corp.

Unitil Resources Inc.

Unitil Corporation

Retained Earnings, Beginning of Year

2

415

1,356

(742)

16,741

Additions:

Net Income, Excluding Dividends Received

-

55

234

(1,678)

(188)

Dividends Received From Subsidiaries

-

-

-

-

6,512

Total Additions

-

55

234

(1,678)

6,324

Deductions:

Dividends Declared:

-

-

-

-

-

Preferred Stock of Subsidiaries

-

-

-

-

-

Common Stock of Subsidiaries

-

-

-

-

-

Common Stock of Registrant

-

-

-

-

6,514

Total Deductions

-

-

-

-

6,514

Retained Earnings, End of Year

2

470

1,590

(2,420)

16,551

EXHIBITS

Exhibit A.    A copy of Unitil Corporation's Annual Report and Form 10-K for the year ended December 31, 2000 (Incorporated herein by reference to
File No. 1-8858 and File No. 1-7536, respectively)

Exhibit B.

Exhibit No.

Description of Exhibit

Reference

B-1

Unitil Corporation

B-1(a)

Certificate of Incorporation

Exhibit B-1(a)

Form U5B

File No. 30 - 1

B-1(b)

Amendment to Certificate of Incorporation

Exhibit B-1(b)

Form U5B

File No. 30 - 1

B-1(c)

Articles of Incorporation

Exhibit B-1(c)

Form U5B

File No. 30 - 1

B-1(d)

Articles of Amendment to Articles of

Exhibit B-1(d)

Incorporation

Form U5B

File No. 30 - 1

B-1(e)

By - Laws

Exhibit B-1(e)

Form U5B

File No. 30 - 1

B-2

Concord Electric Company

B-2(a)

Charter (Articles of Association) and

Exhibit B-2(a)

Amendments thereto

Form U5B

File No. 30 - 1

B-2(b)

By - Laws

Exhibit B-2(b)

Form U5B

File No. 30 - 1

B-3

Exeter & Hampton Electric Company

B-3(a)

Charter (Articles of Association) and

Exhibit B-3(a)

Amendments thereto

Form U5B

File No. 30 - 1

B-3(b)

By - Laws

Exhibit B-3(b)

Form U5B

File No. 30 - 1

B-4

Fitchburg Gas and Electric Light Company

B-4(a)

Articles of Incorporation and Amendments

Exhibit B-4(a)

thereto

Form U5B

File No. 30 - 1

B-4(b)

By - Laws

Exhibit B-4(b)

Form U5B

File No. 30 - 1

B-5

Fitchburg Energy Development Company

B-5(a)

Certificate of Incorporation

Exhibit B-5(a)

Form U5B

File No. 30 - 1

B-5(b)

By - Laws

Exhibit B-5(b)

Form U5B

File No. 30 - 1

B-6

Unitil Power Corp.

B-6(a)

Certificate of Incorporation

Exhibit B-6(a)

Form U5B

File No. 30 - 1

B-6(b)

Articles of Incorporation

Exhibit B-6(b)

Form U5B

File No. 1-

B-6(c)

Statement of Change of Registered Office

Exhibit B-6(c)

Form U5B

File No. 30 - 1

B-6(d)

By - Laws

Exhibit B-6(d)

Form U5B

File No. 30 - 1

B-7

Unitil Realty Corp.

B-7(a)

Certificate of Incorporation

Exhibit B-7(a)

Form U5B

File No. 30 - 1

B-7(b)

Articles of Incorporation

Exhibit B-7(b)

Form U5B

File No. 30 - 1

B-7(c)

By - Laws

Exhibit B-7(c)

Form U5B

File No. 30 - 1

B-8

Unitil Service Corp.

B-8(a)

Certificate of Incorporation

Exhibit B-8(a)

Form U5B

File No. 30 - 1

B-8(b)

Articles of Incorporation

Exhibit B-8(b)

Form U5B

File No. 30 - 1

B-8(c)

By - Laws

Exhibit B-8(c)

Form U5B

File No. 30 - 1

B-9

Unitil Resources, Inc.

B-9(a)

Certificate of Incorporation

Exhibit B-9(a)

1993 Form U5S

File No. 30 - 1

B-9(b)

Articles of Incorporation and

Exhibit B-9(b)

Addendum to Articles of Incorporation

1993 Form U5S

File No. 30 - 1

B-9(c)

By - Laws

Exhibit B-9(c)

1993 Form U5S

File No. 30 - 1

Exhibit C.

(a)    INDENTURES

Exhibit No.

Description of Exhibit

Reference

C-1

Indenture of Mortgage and Deed of Trust dated July 15, 1958 of Concord Electric Company (CECO) relating to First Mortgage Bonds, and relating to all series unless supplemented.

 Exhibit C-1
Form U5B
File No. 30 - 1

C-2

First Supplemental Indenture dated January 15, 1968 relating to CECO's First Mortgage Bonds, Series C, 6 3/4% due January 15 1998 and all additional series unless supplemented.

 Exhibit C-2
Form U5B
File No. 30 - 1

C-3

Fourth Supplemental Indenture dated March 28, 1984 relating to CECO's First Mortgage Bonds, amending certain provisions of the Original Indenture as supplemented and all additional series unless supplemented.

 Exhibit C-4
Form U5B
File No. 30 - 1

C-4

Eighth Supplemental Indenture dated October 14, 1994 relating to CECO's First Mortgage Bonds, Series I, 8.49% due October 14, 2024 and all additional series unless supplemented.

 Exhibit 4.8 1994 Form 10-K
File No. 1-8858

C-5

Ninth Supplemental Indenture dated September 1, 1998 relating to CECo's First Mortgage Bonds Series J 6.96% due September 1, 2028.

Exhibit 4.24 to Form 10-K for 1998

C-6

Indenture of Mortgage and Deed of Trust dated December 1, 1952 of Exeter & Hampton Electric Company (E&H) relating to all series unless supplemented.

 Exhibit C-7
Form U5B
File No. 30 - 1

C-7

Eighth Supplemental Indenture dated October 28, 1987 relating to E&H's First Mortgage Bonds, Series I, 9.85% due October 15, 1997 and all additional series unless supplemented.

 Exhibit C-13
Form U5B
File No. 30 - 1

C-8

Tenth Supplemental Indenture dated October 14, 1994 relating to E&H's First Mortgage Bonds, Series K, 8.49% due October 14, 2024 and all additional series unless supplemented.

 Exhibit 4.17 1994
Form 10-K
File No. 1-8858

C-9

Eleventh Supplemental Indenture dated September 1, 1998 relating to E&H's First Mortgage Bonds Series L 6.96% due September 1, 2028.

Exhibit 4.23 to Form 10-K for 1998

C-10

FG&E Purchase Agreement dated March 20, 1992 for the 8.55% Senior Note due March 31, 2004.

 Exhibit C-20
Form U5B
File No. 30 - 1

C-11

FG&E Note Agreement dated November 30, 1993 for the 6.75% Notes due November 30, 2023.

 Exhibit 4.18 1993 Form 10-K
File No. 1-8858

C-12

FG&E Note Agreement dated January 26, 1999 for the 7.37% Notes due January 15, 2028.

Exhibit 4.25 to Form 10-K for 1999

C-13

Unitil Realty Corp. Note Purchase Agreement dated July 1, 1997 for the 8.0% Senior Secured Notes due August 1, 2017

Exhibit 4.22 to Form 10-K for 1997

Exhibit D.    Tax Allocation Agreement

AGREEMENT made as of September 10, 1985, among Concord Electric Company, a New Hampshire corporation, Exeter & Hampton Electric Company, a New Hampshire corporation, UNITIL Service Corp.,  a New Hampshire corporation, and UNITIL Power Corp.,  a
New Hampshire corporation, and UNITIL Corporation ('UNITIL"),  a New Hampshire corporation, ("AFFILIATE" companies or collectively, the "AFFILIATES").  Whenever it is intended to include UNITIL in the context of the affiliated group, the term
"CONSOLIDATED AFFILIATE" or "CONSOLIDATED AFFILIATES" may be used, and when reference is to the affiliated group as a collective tax paying unit the term "Group" may be used.

WHEREAS, UNITIL owns at least 80 percent of the issued and outstanding shares of each class of voting common stock of each of the AFFILIATES: each of the CONSOLIDATED AFFILIATES is a member of the affiliated group within the meaning of section 1504 of the Internal Revenue Code of 1954, as amended (the "Code"), of which UNITIL is the common parent corporation; and UNITIL proposes to include each of the AFFILIATES in filing a consolidated income tax return for the calendar year 1985;

NOW, THEREFORE, UNITIL and the AFFILIATES agree as follows:

1.  Consolidated Return Election.  If at any time and from time to time UNITIL so elects, each of the AFFILIATES will join in the filing of a consolidated Federal income tax return for the calendar year 1985 and for any subsequent period for which the Group is required of permitted to file such a return.  UNITIL and its affiliates agree to file such consents, elections and other documents and to take such other action as may be necessary or appropriate to carry out the purposes of this Section 1.  Any period for which any of the AFFILIATES is included in a consolidated Federal income tax return filed by UNITIL is referred to in the Agreement as a "Consolidated Return Year".

2.  AFFILIATES' Liability to UNITIL for Consolidated Return Year.  Prior to the filing of each consolidated return by UNITIL each of the AFFILIATES included therein shall pay to UNITIL the amount, if any, on the Federal income tax for which the AFFILIATES would have been liable for that year, computed in accordance with Treasury Regulations, section 1.1552-1(a)(2)(ii) as though that AFFILIATE had filed a separate return for such year, giving the effect to any net operating loss carryovers, capital loss carryovers, investment tax credit carryovers, foreign tax carryovers or other similar items, incurred by that AFFILIATE for any period ending on or before the date of this Agreement.

The foregoing allocation of Federal income tax liability is being made in accordance with Treasury Regulations, sections 1.1552-1(a)(2) and 1.1502-33(d)(2)(ii), and no amount shall be allocated to any CONSOLIDATED AFFILIATE in excess of the amount permitted under Treasure Regulations, section 1.1502-33(d)(2)(ii).  Accordingly, after taking into account the allocable portion of the Group's Federal income tax liability, no amount shall be allocated to any CONSOLIDATED AFFILIATE in excess of the amount permitted in accordance with Treasury Regulations, section  1.1502-33(d)(2)(ii).

3.  UNITIL Liability to Each Affiliate for Consolidated Return Year.  If for any Consolidated Return Year, any AFFILIATE included in the consolidated return filed by UNITIL for such year has available a net operating loss, capital loss, foreign tax credit, investment tax credit or similar items (computed by taking into account carryovers of such items from periods ending on or before the date of this Agreement) that reduces the consolidated tax liability of the Group below the amount that would have been payable if that AFFILIATE did not have such item available, UNITIL shall pay the amount of the reduction attributable to such AFFILIATE   PRIOR TO THE FILING of the consolidated return for such year.

The amount of the reduction shall be equal to a portion of the excess of (i) the total of the separate return tax liabilities of each of the CONSOLIDATED AFFILIATES computed in accordance with Section 2 of this Agreement, over (ii) the Federal income tax liability of the Group for the year.  The portion of such reduction attributable to an AFFILIATE shall be computed by multiplying the  total reduction by a fraction, the numerator of which is the value of the tax benefits contributed by the AFFILIATE to the Group and the denominator of which is the value of the total value of such benefits contributed by all CONSOLIDATED AFFILIATES during the year.

For purposes of the foregoing paragraph a deduction of credit generated by a CONSOLIDATED AFFILIATE which is in excess of the amount required to eliminate its separate tax return liability  but which is utilized in the computation of the Federal income tax liability of the Group shall be deemed to be a tax benefit contributed by the CONSOLIDATED AFFILIATE to the Group.  The value of a deduction which constitutes such a benefit shall be determined by applying the current corporate income tax rate, presently 46 percent, to the amount for the deduction.  The value of a credit that constitutes such a benefit shall be the tax savings, currently 100 percent thereof.  The value of capital losses used to offset capital gains shall be computed at the then current rate applicable to capital gains for corporations.

4.  Payment of Estimated Taxes.  Prior to the paying and filing of estimated consolidated tax declaration by UNITIL, each of the AFFILIATES included in such estimated tax declaration shall pay to UNITIL the amount, if any, of the estimated Federal income tax for which the AFFILIATE would have been liable for that year, computed as though that AFFILIATE had filed a separate estimated tax declaration for such year.

5.  Tax Adjustments.  In the event of any adjustments to the consolidated tax return as filed (by reason of an amended return, a claim for refund of an audit by the Internal Revenue Service), the liability, if any, of each of the AFFILIATES under Sections 2, 3, and 4 shall be redetermined to give effect to any such adjustment as if it had been made as part of the original computation of tax liability, and payments between UNITIL and the appropriate AFFILIATES shall be made within 120 days after any such payments are made or refunds are received, or, in the case of contested proceedings, within 120 days after a final determination of the contest.

Interest and penalties, if any, attributable to such an adjustment shall be paid by each AFFILIATE to UNITIL in proportion to the increase in such AFFILIATE'S separate return tax liability that is required to be paid to UNITIL, as computed under
Section 2.

6.  Subsidiaries of Affiliates.  If at any time, any of the AFFILIATES acquire or creates one or more subsidiary corporations that are includable corporations of the Group, they shall be subject to this Agreement and all references to the AFFILIATES herein shall be interpreted to include such subsidiaries as a group.

7.  Successors.  This Agreement shall be binding on and inure to the benefit of any successor, by merger, acquisition of assets or otherwise, to any of the parties hereto (including but not limited to any successor of UNITIL or any of the AFFILIATES succeeding to the tax attributes of such corporation under Section 381 of the Code) to the same extent as if such successor had been an original party to this Agreement.

8.  Affiliates' Liability for Separate Return Years.  If any of the AFFILIATES leaves the Group and files separate Federal income tax returns, within 120 days of the end of each of the first fifteen taxable years for which it files such returns, it shall pay to UNITIL the excess, if any, of (A) Federal income tax that such AFFILIATE would have paid for such year (on a separate return basis giving the effect to its net operating loss carryovers) if it never had been a member of the Group, over (B) the amount of Federal income tax such AFFILIATE has actually paid or will actually pay for such years.

9.  Examples of Calculations.  Attached hereto and made part hereof , as "Appendix A to Tax Sharing Agreement By and Between UNITIL Corporation and Its Affiliated Companies", are illustrated examples of the matters contained herein.

In witness whereof, the duly authorized representatives of the parties hereto have set their hands this tenth day of  September, 1985.

UNITIL  CORPORATION

By  /s/ Michael J. Dalton

its President

EXETER & HAMPTON ELECTRIC COMPANY

By  /s/ Michael J. Dalton

its President

CONCORD ELECTRIC COMPANY

By  /s/  Douglas K. Macdonald

its President

UNITIL POWER CORP.

By  /s/ Michael J. Dalton

its President

UNITIL SERVICE CORP.

By  /s/ Peter J. Stulgis

its President

APPENDIX A TO TAX SHARING AGREEMENT

BY AND BETWEEN UNITIL CORPORATION AND ITS

AFFILIATED COMPANIES

The allocation agreement follows the Internal Revenue Service Regulations for "basic" and "supplemental" allocation of consolidated return liability and benefits.

The "basic" method used to allocate UNITIL'S liability shown on the consolidated return is provided by Internal Revenue Code Section 1552(a) and provides for allocation based on the amount of tax liability calculated on a separate return basis.

The "supplemental" method provides that the tax savings of credits and deductions in excess of the amount of the individual company can use, but which can be used in consolidations, is allocated among the members supplying the savings and the benefiting members reimburse them.

For example, assume that a three-member group has consolidated tax liability of $200,000 and $100,000 respectively.  The individual members, A, B, and C have separate return taxable income (loss) of $150,000, $100,000, and $(50,000) and the individual members have separate return liabilities of $75,000, $50,000, and none, respectively.  (Loss members are deemed to have a zero tax liability.)  Under the proposed method, the Individual tax liability and benefit is allocated as follows:

Member

A

B

C

Taxable Income (Loss)

$150,000

$100,000

$(50,000)

Separate Tax Liability

75,000

50,000

none

Percent of Total ($125,000)

60%

40%

0%

Consolidated Tax Allocation

60,000

40,000

none

Separate Tax Liability

75,000

50,000

0

Less Consolidated Tax

60,000

40,000

0

15,000

10,000

0

100%

100%

Supplemental Allocation

15,000

10,000

0

Benefits paid to C

($15,000)

($10,000)

($25,000)

Regulation 1.1502-33(d) provides the "supplemental" method of allocating tax liability in order to  permit members to receive reimbursement for contributing tax deductions or credits to the group.  The method adopted by the Company and outlined at
Regulation 1.1502-33(2)(ii) provides for immediate reimbursement for the tax year involved.  The steps are as follows:

(1)  Tax liability is allocated to the members by the basic method outlined above.

(2)  Each member with a separate company tax will be allocated 100% of the excess of its separate return liability over its share of the consolidated liability under step (1).

(3)  The amounts allocated to benefiting members under Step 2 are credited to the members supplying the capital losses, deductions, credits or other items to which the savings are attributable.   For this purpose an amount generated
by a member which is in  its own separate return tax liability and which is utilized in the computation of the Federal income tax liability of the group shall be deemed to be a tax benefit contributed by the member to the group.

In some years the Step 2 savings to be credited may be less than the total tax savings items available for use.  In such a case, the savings shall be attributed to tax savings items in the order that they are used on the consolidated return and in an amount equal to the savings actually realized.

Under this method, capital losses would normally be used first to the extent there are capital gains, since these items are netted in order to reach income, and are used before any deductions or credits are taken into account.  The value of the capital loss would be the current rate of tax for capital gain income of the loss.  The next item to be used would be deductions resulting in a current year operating loss, and these would be valued at the marginal rate of tax on the income they offset.
This is normally 46 percent under current law, but would be less for income under $100,000, which falls in to the graduated tax brackets under Reg.1.1502-33 (d)(2), the amount of each graduated rate bracket is apportioned equally by dividing that amount by the number of corporations that where members of the group.  Additionally, an alternative is to allocate the amount of each graduated rate bracket based on an election made be each of the companies' and including with that year's tax return.  Operating loss carryovers would be used next, and finally credits would be used.  Credits will be valued at 100 percent, since they result in dollar for dollar savings.  Where the total amount of an item is not used, the savings will be allocated to each member in proportion to his share of the total of that benefit available from all members of the consolidated group.

(4)  Benefiting members will reimburse the other members prior to the filing of the consolidated tax return.

A more complicated Situation is presented when there are several loss companies.  Assume that the facts are the same as above except that there are three loss companies: C, D, and E with the following tax savings items:

C

D

E

Capital Loss

0

5,000

0

Current Operating Loss

5,000

0

3,000

Operating Loss Carryover

0

10,000

0

Credits

4,000

8,000

4,000

Allocation of the $25,000 benefit from Step 2 would proceed as follows:

C

D

E

Remaining-Benefit

Capital Gains @ 28%

0

1,400

0

23,600

Current Operating Loss Offsetting 46% Income

2,300

0

1,380

19,920

Operating Loss Carryover Offsetting 46% Income

4,600

15,320

Credits @ 100% (proportionate)

3,830

7,600

3,830

0

Total Allocated

6,130

13,660

5,210

0

Thus companies A and B would reimburse C, D and E for the above amounts.  There will be credit carryovers for C, D, and E of $170, $340, and $170, respectively.

Separate Return Liability

The Allocations and reimbursements outline above use the concept of a "separate return tax liability" as a starting point for allocations.  This liability is the amount, which a member of the affiliated group would pay of it filed a separate return.
It is calculated in three basic steps.

(1)  The rules for consolidated return deferred accounting, inventory adjustments, basis determination, basis adjustments, excess losses, earnings and profits, and obligations of members must be applied.

(2)  Intercompany dividends are eliminated and no dividend received or paid deduction is allowed on intercompany dividends.

(3)  Adjustments are made for specific items used in the consolidated return which must be divided by some equitable method among the members.

The third step is the subject of this part of the Appendix.  Two different approaches may be taken for the apportionment of the limits, deductions, and exemptions used to reach tax liability.

It is recognized that each company is a part of an affiliated group, and that all credits, deductions and limitations must be apportioned in some equitable manner.

Specific Apportionments

(1)   Carryovers.  On a consolidated basis, items such as operating losses, capital losses, and contributions will be used first from the current year and then carried forward from the oldest year forward until exhausted.  It is the intention of the Tax Sharing Agreement, for allocation and reimbursement purposes, that a member shall use its own carryovers first before it is required to reimburse another member for use of its carryover in consolidation, without regard for the fact that the tax regulations for consolidated returns may require a different order.

(2)   Contribution Deduction.  The amount of the contribution deduction is limited to 10% of consolidated taxable income.  Thus the amount allowable may exceed the actual contributions.  In order to avoid having a consolidated contribution carryover which is not owned by a member, each member agrees that its deduction be limited to its proportionate share on a separate return basis of the consolidated contribution deduction in a given year, rather than 10% of its separate return income, and that  any contribution in excess of such amount be treated as its own carryover.

If the consolidated deduction is greater than the separate deductions of the profitable members (thus permitting a deduction for contributions of a loss member) the excess allowable deduction will be allocated to the loss members in proportion to the excess allowable over their available contributions.

Contribution Illustration

Example A

A

B

C

Consolidated

Income before contributions

12,000

100

(5,600)

6,500

Contributions

- current

400

25

100

- carryover

300

25

- available

700

50

100

10% Limit

650

Allowable on SR basis

1,200

10

Allowable by agreement

644

6

Carryover by agreement

- current

0

19

100

- prior

56

25

Taxable income

11,356

94

(5,600)

5,850

Example B

A

B

C

Consolidated

Income before contributions

12,000

(100)

(5,400)

6,500

Contributions

- current only

200

50

200

10% Limit

650

Available on SR basis

200

200

Excess deduction allowable

250

Allocation by agreement

50

200

Carryover by agreement

50

200

Taxable income

11,800

(150)

(5,600)

6,050

(3)  Tax Brackets.  The members agree that the brackets will first be applied equally to the members with ordinary income.  If the allocated amount exceeds income, the excess can be reapplied equally to the other members with remaining income.

(4)   I.T.C. Limitation.   The limitation on 100% utilization of investment tax credit provided by Internal Revenue Code S46(a)(3), currently $25,000, will be allocated equally among the members with tax liability and available credits, with any excess to be allocated equally to those with remaining liability and credits.

(5)   I.T.C. Limit for Used Property.  The limitations on used property cost deemed eligible for investment credit, currently $215,000, will be allocated equally among the companies that have used property acquisitions with a ten year recovery life in any year.  If a member is unable to utilize all of its allocated amount the excess will be allocated proportionately to the members with used property acquisitions in excess of their allocated share.  If there are insufficient ten year recovery life assets, the remainder will be allocated to five year recovery life assets in a similar manner.  Likewise, if there are not enough ten and five year recovery life assets, the remainder of the $100,000 limitation will be allocated equally to members having three year recovery life used property additions.

(6)   Future Developments.  Any credits, deductions, or other items established by future legislation will be allocated in a manner consistent with the above methods.

The foregoing examples are for illustrative purposes and are not intended to cover all possible situations that may arise.

Exhibit E -  Other Documents - None

Exhibit F -  Supporting Schedules

Exhibit G - None

Exhibit H - Organizational Chart - Not Applicable

Exhibit I -  Majority Owned Associate Company - Not Applicable

Report of Independent Certified Public Accountants

To Unitil Corporation:

We have audited the consolidated balance sheets and consolidated statements of capitalization of Unitil Corporation and subsidiaries (the "Company") as of December 31, 2000, and the related consolidated statements of earnings, cash flows and changes in common stock equity for the year then ended, included in the 2000 annual report to shareholders and incorporated by reference in this Form U5S.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unitil Corporation and subsidiaries as of December 31, 2000, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/  GRANT THORNTON LLP

Boston, Massachusetts

February 5, 2001

SIGNATURE

Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

UNITIL CORPORATION

By /s/ Robert G. Schoenberger

Robert G. Schoenberger

Chairman of the Board &

Chief Executive Officer

UNITIL RESOURCES, INC.,

 USOURCE, INC.

By /s/ Robert G. Schoenberger

Robert  G. Schoenberger

President

UNITIL SERVICE CORP

UNITIL REALTY CORP

By /s/ Anthony J.
Baratta, Jr.

Anthony J. Baratta,
Jr.

President

CONCORD ELECTRIC COMPANY,

EXETER & HAMPTON ELECTRIC COMPANY,

FITCHBURG GAS AND ELECTRIC LIGHT COMPANY

By /s/ Michael J. Dalton

Michael J. Dalton

President

UNITIL POWER CORP.

By /s/David K. Foote

David K. Foote

President

Date:   April 13, 2001